Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

Three Months Ended 3/31/2012
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$84
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	9

Total Fixed Charges	$100

Earnings:
Income Before Income Taxes	$603
Fixed Charges – Excluding Preferred Stock Dividends	91

Total Earnings	$694

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	6.94x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$142
One-Third of Rents, Net of Income from Subleases	7
Preferred Stock Dividends	9

Total Fixed Charges	$158

Earnings:

Income Before Income Taxes	$603
Fixed Charges – Excluding Preferred Stock Dividends	149

Total Earnings	$752

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.76x